Skunk Brothers Spirits, Inc.



ANNUAL REPORT

40 SW Cascade Avenue, Suite 45

Stevenson, WA 98648

(503) 887-5618

https://skunkbrothersspirits.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Established in 2013, Skunk Brothers is a grain-to-glass craft distillery producing authentic artisanal spirits in Stevenson, Washington. We make award-winning whiskeys, brandies, liqueurs, gins, and cordials on the banks of the Columbia River, just outside the Portland metro area. Our products are made from locally grown, natural ingredients. Each batch is made by hand in Washington State using sustainable and environmentally friendly processes.

We are a small, family-owned business with roots in our grandfather's Prohibition-era moonshine activities. We honor our heritage by blending old-fashioned, traditional techniques with modern processes. We feel this sets us apart in the industry and plays a vital role in building our loyal customer base. Even as we expand and our distribution increases, customers still travel hundreds of miles to visit our tasting room in the scenic Columbia Gorge, the windsurfing capital of the world.

Initially, most of our sales came from the Tasting Room. Now we are moving into multiple states and venues with outside sales and distribution. We are expanding our aged spirits program as well as year-round production of our core line of products for national distribution. Even as we continue to grow, however, we will always have seasonal and specialty products that are available only in the tasting room.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,500,000

Use of proceeds: On November 25, 2019, the company underwent a stock split of 37.5 to 1, where the 120,000 shares of Common Stock then outstanding were split to make bring the total number of issued shares to 4,500,000.

Date: November 25, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 45,000

Use of proceeds: Business operations.

Date: November 18, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $0.01

Use of proceeds: Business Operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 22, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,069,192.00

Number of Securities Sold: 1,079,858

Use of proceeds: Expansion

Date: December 22, 2019

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Net revenue for fiscal year 2024 was -$39,973, which as compared to fiscal year 2023 net revenue was substantially less of a loss. -$137899.00 . Skunk Brothers Spirits was hit hard by the economic downturn in 2023 and 2024, as well as the loss of tourism dollars in the form of contracted tours with American Cruise Lines. The cruise line opted to no longer tour in our location, Stevenson, Washington due to disputes with the Port of Skamania. This sudden loss of income in 2023 accounted for more than half of our annual revenue. Skunk Brothers had pulled back from the initial plan to market more heavily to outside sales and focus more on maximizing sales in the tasting room and tours of the distillery with the cruise line. Skunk Brothers have been having a difficult time locating reliable outside sales people and have had a difficult time re-establishing relationships with bar and restaurant owners, liquor stores and supermarkets since the end of COVID. We felt that it would be better to focus our efforts internally while we waited for economic and social issues to turn back around. Unfortunately we were not prepared for the cancellations of tours that resulted from the cruise lines bypassing Stevenson. In response, we opted to let go the bulk of our employees and cut our operational costs to the bare minimum, and coming back to our roots as a family operation while we re-develope our business plan for 2025-2026.

Gross Margins

2024 gross profit was $128,310.75, slightly less than $132,570.83 from 2023.

Cost of Sales

Overall cost of goods sold for 2024 was -708.69 compared to 2023 of $29,638.00. This is as a result of reducing our workforce to strictly family members and producing on an as needed basis for the time being.

Expenses

The Company's expenses consist of, among other things, employee wages, marketing and sales expenses, fees for professional services and patents, crowdfunding perk item expenses, fulfilment service and shipping expenses. In 2024 our operational expenses dropped to $168,736.97. Down from 2023's $333,847.99, following our reduction in force and the cutting of any all unnecessary expenses.

Historical results and cash flows:

Historical results reflect Skunk Brothers' artisan roots and hand-crafted products. Part of this process was in refining our ingredients and flavor profile with alternative product offerings. The company has grown from originally offering just 3 products to over 15 today with relatively little change to raw materials expenses, as we are able to use our in house produced liquor and locally grown, hand picked produce to make multiple different products from many of the same ingredients.

The Company has managed its cash flow carefully and put working capital to work in areas in areas that generate new profitable revenue streams. We anticipate with the streamlining of the company and the return of the American Cruise Lines ships doing tours in Stevenson for the 2025-2026 season we should be able to realize an increase in our profitabiltiy while continuing to decrease our overall expenses.
For the 2025-2026 fiscal years we are currently partnering with a local business and investor to develope a Vodka product due to be released by the 2nd quarter. This partnership includes plans to sell and distribute not only the Vodka but also our other products using experienced liquor sales and distribution personnel who are being provided by our partners. In the meantime, the primary share holder continues to support the business through financial injection of funds and labor.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,306.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Glenn Smith

Amount Owed: $55,000.00

Interest Rate: 6.0%

Maturity Date: December 22, 2021

Creditor: Sharlaina C. Kramer

Amount Owed: $165,000.00

Interest Rate: 6.0%

Maturity Date: April 19, 2022

Creditor: Doug Probstfeld

Amount Owed: $139,000.00

Interest Rate: 1.0%

Maturity Date: May 23, 2023

Creditor: Company Credit Card (VISA)

Amount Owed: $20,000.00

Interest Rate: 18.0%

Maturity Date: January 23, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Donoho

Scott Donoho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Owner, Director, Founder, CEO/CFO/CCO/CTO

Dates of Service: May, 2013 - Present

Responsibilities: Supervision of the corporation and it's property, business and affairs. Chairperson of the board. Currently not taking a salary, $8,000 per month once profitibility is met.

Other business experience in the past three years:

Employer: Portland Air Base Fire Department

Title: Captain

Dates of Service: October, 2011 - Present

Responsibilities: Shift leader, department manager

Name: Daniel I. Donoho

Daniel I. Donoho 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice-President

Dates of Service: November, 2017 - Present

Responsibilities: Oversees distillery operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Scott Donoho

Amount and nature of Beneficial ownership: 3,337,500

Percent of class: 55.3

RELATED PARTY TRANSACTIONS

Name of Entity: Glenn Smith

Relationship to Company: Financial Advisor

Nature / amount of interest in the transaction: $55,000.00 owed with an interest rate of 6% and maturity date of 12/22/2021.

Material Terms:

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,965,404 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,025,804 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of outstanding shares on a fully diluted basis 6,025,804 shares, which includes 5,579,858 shares of common stock and 445,946 outstanding common stock warrants and options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $XXXXXXX in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them and you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the other secured creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Skunk Brothers Spirits was formed on May 25, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Skunk Brothers Spirits has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Skunk Brothers Spirits is a good idea, that the team will be able to successfully market, and sell the product, that we can price our products right and sell them to enough peoples so that the Company will succeed. Further, we have not yet generated a positive cash flow and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. COVID-19 Risks Know that COVID-19 makes the rest of the 2021 year income very hard to forecast we are still having a terrific year so far making hand sanitizer. Your investment could illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. 14 Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. Taxes The Company has reviewed its tax filings for the previous years and the filings did not reflect the actual financial situation of the company for those years. The Company is currently working on assessing this matter and will file amendments to correct the tax filings for the previous years.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Skunk Brothers Spirits, Inc.

By /s/ *Scott K. Donoho*

     Name: Skunk Brothers Spirits Inc.

     Title: Owner

Exhibit A

FINANCIAL STATEMENTS

SKUNK BROTHERS SPIRITS INC

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income		
46000 Sales		2,032.02
47900 Liquor Sales	10,751.80	17,571.54
48900 Tasting Room	105,432.11	113,393.32
48910 Special Events Income		
48911 Bootlegger Car Show	-284.36	
Total 48910 Special Events Income	**-284.36**	
49009 Moonshine Jugs		-202.80
Total 46000 Sales	**115,899.55**	**132,794.08**
48903 Income from Sales Tax	24.34	349.54
48906 Income from Excise Tax	10.98	172.08
Total 48903 Income from Sales Tax	**35.32**	**521.62**
48905 Sales of Product Income	4,261.22	11,325.39
49000 Interest Income		2.36
50001 Profit Sharing of Bootleggers Brew Sales		-535.13
51800 Merchant Account Fees	-63.86	-437.22
Misc. Income/Credit	792.63	3,690.68
46002 Investor Gift (Cash Donation)	100.00	
Total Misc. Income/Credit	**892.63**	**3,690.68**
Services	523.20	256.76
Uncategorized Income	6,254.00	700.00
Total Income	**$127,802.06**	**$148,318.54**
Cost of Goods Sold		
50000 Cost of Goods Sold	-708.69	36,621.75
Total Cost of Goods Sold	**$ -708.69**	**$36,621.75**
GROSS PROFIT	**$128,510.75**	**$111,696.79**
Expenses		
60000 Travel Expenses		
60101 Gas	3,138.08	7,457.07
60103 Reimbursements	87.50	1,835.54
60104 Misc Expenses		-557.73
Total 60000 Travel Expenses	**3,225.58**	**8,734.88**
60106 Small Business Loan Interest	1,458.00	10,954.71
60400 Bank Service Charges	1,687.00	194.00
60401 Interest Expense	3,592.31	4,363.95
60403 Merchant Settlement Fees	14.22	149.91
60404 Other Service Charges	217.14	176.86
Total 60400 Bank Service Charges	**5,510.67**	**4,884.72**
61600 Advertising and Promotion	9,595.50	5,304.38

SKUNK BROTHERS SPIRITS INC

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
61601 Apparel & Adv Items		3,576.00
61700 Computer and Internet Expenses	795.16	1,344.70
61701 POS System Expenses	1,352.88	1,768.69
61702 Computer/Office Software Programs	1,265.48	758.19
61703 Website Hosting	407.72	622.81
61704 Phones/Internet	1,919.40	1,760.45
61705 Distillery Tracking Software	3,748.36	4,440.89
61706 Communications Software	321.51	627.01
61710 Intuit Accounting Subscription		344.80
61711 Lightspeed Subscription	1,333.97	1,059.90
Total 61700 Computer and Internet Expenses	**11,144.48**	**12,727.44**
61800 Telephone Expense	479.40	479.40
61801 Verizon	2,612.68	5,751.44
Total 61800 Telephone Expense	**3,092.08**	**6,230.84**
61900 Education/Training		67.96
62400 Depreciation Expense		2,460.00
63300 Insurance Expense	1,601.23	1,913.20
63301 Liability Insurance Expense	7,488.54	9,445.51
Total 63300 Insurance Expense	**9,089.77**	**11,358.71**
64900 Office Supplies	151.99	433.39
64901 Donations	459.72	-350.00
64902 Dues & Subscriptions	1,199.26	2,444.67
64903 Mail Chimp		500.00
64905 American Craft		665.00
64907 NFIB	275.00	225.00
64909 Online Store - Shopify	1,353.46	1,274.97
Total 64902 Dues & Subscriptions	**2,827.72**	**5,109.64**
66000 Payroll Expenses	1,607.25	-24,089.93
66001 Employee Wages	23,223.76	75,768.88
66002 Employee Taxes		2,558.92
66003 Employer Taxes	3,343.36	8,566.95
66004 Payroll Processing Fees	247.27	1,046.29
Total 66000 Payroll Expenses	**28,421.64**	**63,851.11**
66700 Professional Fees	380.00	3,000.00
66701 Contract Labor	374.55	1,700.00
66702 Owner Draw		200.00
66703 Legal Fees	1,125.00	1,870.00
66704 Accountant Fees	2,697.00	
Total 66700 Professional Fees	**4,576.55**	**6,770.00**

SKUNK BROTHERS SPIRITS INC

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
67100 Rent Expense	10,947.17	
67101 Suite 45	21,329.91	27,372.36
Total 67100 Rent Expense	**32,277.08**	**27,372.36**
67200 Repairs and Maintenance	34.44	4,480.65
67202 Small Tools/Repair Supplies	628.23	2,286.04
Total 67200 Repairs and Maintenance	**662.67**	**6,766.69**
67400 License	407.00	557.00
67500 Crowdfunding Expenses		3,000.00
68000 Taxes	2,944.48	3,421.65
68001 WA DOR	12,757.69	19,873.51
68002 Property Taxes	304.31	292.88
68004 Excise Tax	11,659.94	8,193.19
68005 State Taxes	486.46	1,908.00
Total 68000 Taxes	**28,152.88**	**33,689.23**
68100 Utilities	2,613.12	2,034.02
68200 Water	2,125.44	2,777.43
68400 Sewer	4,972.45	5,977.60
68500 Gas	3,435.73	4,683.99
68600 Trash	1,168.76	1,773.48
Total 68100 Utilities	**14,315.50**	**17,246.52**
68900 Shipping/Freight	2,072.12	2,649.29
68901 FedEx	1,307.03	3,756.85
68904 USPS		68.00
Total 68900 Shipping/Freight	**3,379.15**	**6,474.14**
69000 Laundry Service	778.39	1,232.56
69001 Special Events Expenses	21.36	95.80
69002 Bootlegger Car Show		1,375.00
Total 69001 Special Events Expenses	**21.36**	**1,470.80**
69010 Late Fee	790.38	2,809.59
69020 Convenience Fee	12.10	158.37
70000 Discounts	-51.75	-9.80
Convention		1,542.00
FDA Compliance Monitoring	1,370.00	3,786.00
Melio Credit card fee	11.61	3.86
Supplies & Materials	261.59	188.06
Uncategorized Expense	6,795.31	1,381.41
Total Expenses	**$168,736.97**	**$249,782.57**
NET OPERATING INCOME	$ -40,226.22	$ -138,085.78

SKUNK BROTHERS SPIRITS INC

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Other Income		
49300 Cash Back Rewards	253.43	186.89

SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
10000 Wells Fargo - Checking 5748	1,458.47	2,888.12
10100 Wells Fargo - Savings 7230	0.00	0.48
10300 Petty Cash	305.92	-1,525.26
10500 Riverview - Checking 1280	534.81	21.30
10600 Riverview - Savings	7.00	16.53
Total Bank Accounts	**$2,306.20**	**$1,401.17**
Accounts Receivable		
11000 Accounts Receivable	1,685.80	2,576.71
Total Accounts Receivable	**$1,685.80**	**$2,576.71**
Other Current Assets		
12000 Undeposited Funds	0.00	0.00
12100 Inventory Asset	106,910.38	92,501.70
Raw Materials	-474,036.99	-460,367.00
51000 Small Supplies	25,452.46	25,307.05
51001 Fruit	11,032.81	11,032.81
51002 Aging-Fermenting	35,212.02	35,212.02
51003 Enzymes	5,072.28	4,786.28
51100 Testing	10,841.05	10,620.50
51200 Freight Costs	17,175.50	16,440.69
51300 Labels for Products	31,362.33	29,899.55
51400 Bottles	82,954.03	82,609.03
51450 Corks	9,450.82	9,450.82
51500 Chemicals	12,660.68	12,320.28
51600 Barrels	22,575.87	22,575.87
51700 Corn	12,221.86	12,221.86
51701 Mash Disposal	11,694.64	11,167.02
51702 Grain	51,211.78	48,890.43
51900 Boxes	20,109.96	20,109.96
52000 Oils	2,316.68	2,316.68
53000 Herbs	1,193.09	1,193.09
54000 Honey	2,210.00	2,210.00
55000 Fuel Surcharge	226.90	225.88
55100 Pallet Fee	441.76	403.76
55200 Delivery Fee	2,600.00	2,100.00
67103 Wind River #5	10,632.14	10,632.14
67104 Storage Facility - Skunk Bro	8,893.19	4,153.49
68300 Electric	22,224.06	20,216.71
Direct Labor	64,271.08	64,271.08

SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
Total Raw Materials	0.00	0.00
Total 12100 Inventory Asset	106,910.38	92,501.70
2120 Payroll Asset	0.00	0.00
Uncategorized Asset	1,030.98	-1,339.02
Total Other Current Assets	**$107,941.36**	**$91,162.68**
Total Current Assets	**$111,933.36**	**$95,140.56**
Fixed Assets		
15000 Furniture and Equipment	9,909.67	9,909.67
16500 Warehouse Equipment	126,875.90	126,875.90
17000 Accumulated Depreciation	-2,460.00	-2,460.00
Total Fixed Assets	**$134,325.57**	**$134,325.57**
TOTAL ASSETS	**$246,258.93**	**$229,466.13**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable	42,893.46	48,037.62
Total Accounts Payable	**$42,893.46**	**$48,037.62**
Credit Cards		
10010 Paypal Credit - 2892	1,165.54	1,165.54
10011 Riverview CC - 0977	611.86	514.99
10018 WF Business LOC Card - 1072	19,586.57	19,792.36
Total Credit Cards	**$21,363.97**	**$21,472.89**
Other Current Liabilities		
20001 Skamania EDC Loan	0.00	0.00
20002 MCEDD Loan	0.00	0.00
20003 SBA EIDL	37,500.00	37,500.00
21100 Direct Deposit Liabilities	0.00	0.00
24000 Payroll Liabilities	0.00	0.00
Gift Cards Outstanding	200.00	
Out Of Scope Agency Payable	0.00	0.00
Shareholder Loan - In aggregate	78,271.68	19,508.15
WA DOR Payable	0.00	0.00
Total Other Current Liabilities	**$115,971.68**	**$57,008.15**
Total Current Liabilities	**$180,229.11**	**$126,518.66**

SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
Long-Term Liabilities		
25000 Barrel Club Members	101,000.00	101,000.00
25001 Art & Terri Patrick	8,000.00	8,000.00
25002 Doug Probstfeld	112,864.38	112,864.38
25003 Dale Wayne Mercer	2,000.00	2,000.00
25004 Darrell & Denise Schultz	4,000.00	4,000.00
25005 Lyle Erickson	2,000.00	2,000.00
25006 George Telquist	2,000.00	2,000.00
25007 Ryan & Tia Ribary	4,000.00	4,000.00
25008 Ken Budde	9,250.00	9,250.00
25009 Tom Jendrezejek	2,000.00	2,000.00
25010 Kurt & Ann Nordquist	2,000.00	2,000.00
25011 Neal & Deanna Wilson	2,000.00	2,000.00
25012 Andrew Canfield & Glen Foster	2,000.00	2,000.00
25013 Terri Nelson	2,000.00	2,000.00
25014 Chris Malone	6,000.00	6,000.00
25015 Jacob Williamson & Jeni Stolk	1,000.00	1,000.00
25016 Janet Lyn Guerrero	2,000.00	2,000.00
25017 Jason McClellan & Pauline Faull	2,000.00	2,000.00
25018 Jeffery & KC Strachan	2,000.00	2,000.00
25019 Dan Hansen	4,000.00	4,000.00
25020 Donna & Ben Davidson	2,000.00	2,000.00
25021 Julie A Benton	6,000.00	6,000.00
25022 Michelle & Steven Urke	2,000.00	2,000.00
25023 Bruce & Jill Russel	2,000.00	2,000.00
25024 Saundra Weaver	2,000.00	2,000.00
25025 Sean M. Palmieri	2,000.00	2,000.00
25026 Gerry Russell	2,000.00	2,000.00
25027 Brent & Amanda Boeckholt	2,000.00	2,000.00
25028 Terry & Gayle Klein	0.00	0.00
25029 Corey & Janiece Stewart	2,000.00	2,000.00
25030 Shannon Kroenke	2,000.00	2,000.00
25031 Tony Winebarger/Kathleen Zorza	2,000.00	2,000.00
Total 25000 Barrel Club Members	**298,114.38**	**298,114.38**
26000 Glenn Smith	57,490.81	57,490.81
26001 Sharlaina C. Kramer	156,000.00	156,000.00
26002 Doug Probtsfeld	232,220.00	232,220.00
Total Long-Term Liabilities	**$743,825.19**	**$743,825.19**
Total Liabilities	**$924,054.30**	**$870,343.85**

SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
Equity		
30000 Opening Balance Equity	-359,549.42	-359,549.42
30100 Capital Stock	42,000.00	42,000.00
31000 Owner's Equity	6,474.15	3,419.01
32000 Retained Earnings	-1,223,873.74	-1,085,974.85
33000 Crowdfunding	897,126.43	897,126.43
Net Income	-39,972.79	-137,898.89
Total Equity	**$ -677,795.37**	**$ -640,877.72**
TOTAL LIABILITIES AND EQUITY	**$246,258.93**	**$229,466.13**

SKUNK BROTHERS SPIRITS INC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-39,972.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	890.91
12100 Inventory Asset	-14,408.68
51000 Inventory Asset:Raw Materials:Small Supplies	-145.41
51003 Inventory Asset:Raw Materials:Enzymes	-286.00
51100 Inventory Asset:Raw Materials:Testing	-220.55
51200 Inventory Asset:Raw Materials:Freight Costs	-734.81
51300 Inventory Asset:Raw Materials:Labels for Products	-1,462.78
51400 Inventory Asset:Raw Materials:Bottles	-345.00
51500 Inventory Asset:Raw Materials:Chemicals	-340.40
51701 Inventory Asset:Raw Materials:Mash Disposal	-527.62
51702 Inventory Asset:Raw Materials:Grain	-2,321.35
55000 Inventory Asset:Raw Materials:Fuel Surcharge	-1.02
55100 Inventory Asset:Raw Materials:Pallet Fee	-38.00
55200 Inventory Asset:Raw Materials:Delivery Fee	-500.00
67104 Inventory Asset:Raw Materials:Storage Facility - Skunk Bro	-4,739.70
68300 Inventory Asset:Raw Materials:Electric	-2,007.35
Inventory Asset:Raw Materials	13,669.99
Uncategorized Asset	-2,370.00
20000 Accounts Payable	-5,144.16
10011 Riverview CC - 0977	96.87
10018 WF Business LOC Card - 1072	-205.79
Gift Cards Outstanding	200.00
Out Of Scope Agency Payable	0.00
Shareholder Loan - In aggregate	58,763.53
WA DOR Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**37,822.68**
Net cash provided by operating activities	**$ -2,150.11**
FINANCING ACTIVITIES	
31000 Owner's Equity	3,055.14
Net cash provided by financing activities	**$3,055.14**
NET CASH INCREASE FOR PERIOD	**$905.03**
Cash at beginning of period	1,401.17
CASH AT END OF PERIOD	**$2,306.20**

	TOTAL
OPERATING ACTIVITIES	
Net Income	-137,898.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	3,302.28
12100 Inventory Asset	-25,816.90
51000 Inventory Asset:Raw Materials:Small Supplies	-3,081.06
51002 Inventory Asset:Raw Materials:Aging-Fermenting	-1,813.08
51003 Inventory Asset:Raw Materials:Enzymes	-774.00
51100 Inventory Asset:Raw Materials:Testing	-993.00
51200 Inventory Asset:Raw Materials:Freight Costs	-4,024.52
51300 Inventory Asset:Raw Materials:Labels for Products	-1,478.35
51400 Inventory Asset:Raw Materials:Bottles	456.80
51450 Inventory Asset:Raw Materials:Corks	-430.00
51500 Inventory Asset:Raw Materials:Chemicals	-1,000.00
51600 Inventory Asset:Raw Materials:Barrels	-2,700.00
51700 Inventory Asset:Raw Materials:Corn	-2,640.00
51701 Inventory Asset:Raw Materials:Mash Disposal	-1,450.40
51702 Inventory Asset:Raw Materials:Grain	-6,498.00
54000 Inventory Asset:Raw Materials:Honey	-600.00
55000 Inventory Asset:Raw Materials:Fuel Surcharge	-109.57
55100 Inventory Asset:Raw Materials:Pallet Fee	-137.50
55200 Inventory Asset:Raw Materials:Delivery Fee	-1,400.00
67103 Inventory Asset:Raw Materials:Wind River #5	-3,076.62
67104 Inventory Asset:Raw Materials:Storage Facility - Skunk Bro	-2,448.49
68300 Inventory Asset:Raw Materials:Electric	-1,703.80
Inventory Asset:Raw Materials	62,438.65
Inventory Asset:Raw Materials:Direct Labor	-26,537.06
Uncategorized Asset	200.00
20000 Accounts Payable	22,199.77
10011 Riverview CC - 0977	514.99
10018 WF Business LOC Card - 1072	4,064.70
20001 Skamania EDC Loan	-57,258.22
Out Of Scope Agency Payable	0.00
Shareholder Loan - In aggregate	29,749.34
WA DOR Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-23,044.04**
Net cash provided by operating activities	**$ -160,942.93**
INVESTING ACTIVITIES	
16500 Warehouse Equipment	-7,168.55
17000 Accumulated Depreciation	2,460.00
Net cash provided by investing activities	**$ -4,708.55**
FINANCING ACTIVITIES	
26001 Sharlaina C. Kramer	-4,000.00
26002 Doug Probtsfeld	92,220.00

SKUNK BROTHERS SPIRITS INC

Statement of Cash Flows

January - December 2023

	TOTAL
30100 Capital Stock	2,000.00
31000 Owner's Equity	300.00
Net cash provided by financing activities	**$90,520.00**
NET CASH INCREASE FOR PERIOD	**$ -75,131.48**
Cash at beginning of period	76,532.65
CASH AT END OF PERIOD	**$1,401.17**

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders Equity
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	4,353,811	1,088	-	-	1,088
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
31-Dec-19	-	$ -	4,353,811	$ 1,088	$ -	$ -	$ 1,088
Shares StartEngine #1	-	-	1,080,358	108,358	(1,080,357)	-	1
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
31-Dec-21	-	$ -	5,434,169	$ 109,446	$ (1,080,357)	$ -	$ 1,089
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares StartEngine raise #2	-	-	65,831	131,622	(131,661)	-	1
Shares issued for services	-	-	14,869	15	-	-	15
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2015	-	$ -	5,514,869	$ 1,213,108	$ (1,212,018)	$ -	$ 1,105

Cell: Q4
Note: davidg:
    If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Note: davidg:
    If totals are positive, changed to "Stockholders' Equity"

NOTE 1 – NATURE OF OPERATIONS

Skunk Brothers Spirits Inc. was incorporated on May 26, 2013, in the State of Washington. The financial statements of Skunk Brothers Spirits Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stevenson, Washington.

Skunk Brothers Spirits Inc. was started by a family of disabled veterans focused on locally sourced, quality distilled spirits. The Washington-based team is building on their grandfather's prohibition-era moonshine recipe to bring small batch spirits to the Gorge and beyond. From our Moonshine Corn Whiskey to our Apple Pie Brandy, all our spirits are hand-made right here in Washington. We believe we already have all the best ingredients in our community, so we work with local farmers and suppliers to produce the highest quality spirits from scratch.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5-10 years
Warehouse Equipment	5-10 years

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Club Barrel Sales: Revenue is recognized when the company fulfills its obligations under the agreement, which includes providing access to the distillery experience and delivering the finished product after the aging process. Initial payments for barrels are recorded as deferred revenue until control of the product is transferred to the customer and the Company satisfies its principal obligation.

The Company earns revenue by selling its spirits and other products.

Cost of Sales
Cost of sales includes the raw materials and ingredients, packing materials, freight and delivery, and other variable and fixed overheads.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $9,595, and $5,304, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 01, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
10010 Paypal Credit - 2892	1,165.54	1,165.54
10011 Riverview CC - 0977	611.86	514.99
10018 WF Business LOC Card - 1072	19,586.57	19,792.36
Total Credit Cards	$21,363.97	$21,472.89

4. INVENTORY

Inventory consists of the following:

	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
▾ 12100 Inventory Asset	106,910.38	92,501.70
▸ Raw Materials	397.84	397.84
Total 12100 Inventory Asset	107,308.22	92,899.54

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
15000 Furniture and Equipment	9,909.67	9,909.67
16500 Warehouse Equipment	126,875.90	126,875.90
17000 Accumulated Depreciation	-2,460.00	-2,460.00
Total Fixed Assets	**$134,325.57**	**$134,325.57**

Depreciation has not yet been booked for December 31, 2024.

6. DEBT

Loans and Promissory Notes

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
26000 Glenn Smith	57,490.81	57,490.81
26001 Sharlaina C. Kramer	156,000.00	156,000.00
26002 Doug Probtsfeld	232,220.00	232,220.00
20003 SBA EIDL	37,500.00	37,500.00

The loans with maturity in 2024 have not been renegotiated, and the lenders have verbally agreed to extend until the Company has funds to repay. The Company is accruing interest on these notes at the stipulated rate.

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loan from the owners are as follows:

	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
Shareholder Loan - In aggregate	78,373.20	19,508.15

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability.

7. SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved up to 3,320,253 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $0 and $0, respectively.

8. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with no par value. As of December 31, 2024, and 2023, 5,514,869 shares and 6,675,747 shares of common stock, respectively, have been issued and were outstanding.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, were at $0 and $0, due to a net loss in both years.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $677,598. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

As of December 31, 2024, and December 31, 2023, the Company had outstanding loan liabilities to its shareholders amounting to $78,373 and $19,508, respectively. These loans bear no interest and have no maturity date.

12 GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $39,973, an operating cash flow loss of $2,150, and liquid assets in cash of $2,306, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

I, Scott K. Donoho, the owner of Skunk Brothers Spirits, hereby certify that the financial statements of Skunk Brothers Spirits and notes thereto for the periods ending December 31, 2024, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Skunk Brothers Spirits has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 12, 2025.

Scott K Donoho

Owner

April 12, 2025

CERTIFICATION

     I, Scott K. Donoho, Principal Executive Officer of Skunk Brothers Spirits, Inc., hereby certify that the financial statements of Skunk Brothers Spirits, Inc. included in this Report are true and complete in all material respects.

Scott K. Donoho
_____

Owner